TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (the “Agreement”) is made this 24th day of December, 2008 (the “Effective Date”), by and between Hauppauge Digital Europe S.a.r.l., PCTV Systems S.a.r.l. and Hauppauge Computer Works, Inc. (collectively, the “Buyer”), each a wholly owned subsidiary of Hauppauge Digital, Inc. and Avid Technology, Inc., Pinnacle Systems, Inc., Avid Technology GmbH, Avid Development GmbH and Avid Technology International BV (collectively, the “Seller”).  Buyer and Seller are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, certain of the Parties are party to that certain Asset Purchase Agreement, dated as of October 25, 2008, as amended by Amendment No. 1, dated December 23, 2008 (the “Asset Purchase Agreement”);

WHEREAS, certain of the Parties are party to that certain Inventory and Product Return Agreement, dated as of the date hereof providing for, among other things, the consignment of certain inventory (the “Consigned Inventory”) of the Business to Buyer (the “Inventory Agreement”); and

WHEREAS, in order to enable Buyer to operate the Business as Conducted by the Buyer in an effective manner, Seller has agreed to provide to Buyer, and Buyer has agreed to provide to Seller, certain services for the periods and on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree:

1.	SERVICES

1.1 General.  During the term of this Agreement, Seller (or an Affiliate of Seller designated by Seller for this purpose) or Buyer (or an Affiliate of Buyer designated by Buyer for this purpose) (as applicable) shall provide, or cause such designated Affiliate to provide, the services (individually, a “Service” and collectively, the “Services”) set forth in the Statement of Work attached as exhibits hereto, each as amended and supplemented from time to time upon mutual agreement of the Parties (the “SOWs”).  The SOWs as of the Effective Date are as follows:

(i)  Service SOW 01 – Infrastructure and Systems (Exhibit A-1)

(ii)  Service SOW 02 – Order Processing and Related Matters (Exhibit A-2)

(iii)  Service SOW 03 – Systems Transition and Related Matters (Exhibit A-3)

1.2 Level of Services.   Specific performance standards for a Service may be set forth in the applicable Service SOW. Where none is set forth in the applicable SOW, the Services shall be provided to Buyer or Seller (as applicable) at commercially acceptable quality levels.

1.3 Cooperation.  Each Party shall cause its employees to reasonably cooperate with employees of the other to the extent required for the effective delivery of the Services.  In addition to the Consignor Representative (as defined in the Inventory Agreement) and Consignee Representative (as defined in the Inventory Agreement), each Party shall name a point of contact who shall be responsible for the day to day implementation of Services pursuant to this Agreement.

1.4 Third Party Services.  Each of Seller and Buyer (as applicable) shall have the right to engage the services of independent contractors to deliver or assist Seller or Buyer (as applicable) in the delivery of the Services contemplated under this Agreement.  Seller and Buyer (as applicable) will impose on such third parties the confidentiality obligations specified in this Agreement and will supervise the performance of such third parties to ensure that the Services meet, in all material respects, the requirements of this Agreement.

1.5 Additional Services.  If requested by either Party, the other Party may in its sole discretion provide services in addition to the Services to the other Party.  The scope of any such additional services, as well as the fees and other terms applicable to such additional services, shall be as mutually agreed by the Parties and an existing SOW shall be amended to reflect such additional services or such additional services shall be set forth in an additional SOW.

1.6 Buyer Employees to Remain on Premises.  Seller acknowledges and agrees that during the term of this Agreement (i) it may be necessary for certain employees of Buyer and/or its Affiliates, formerly employees of Seller or its Affiliates (“Transferred Employees”), to remain at such premises of Seller and/or its Affiliates where the employment of such Transferred Employees were based prior to the Closing (“Relevant Premises”), and have access, subject to Seller’s commercially reasonable restrictions, to resources used by such Transferred Employees prior to Closing and necessary for the operation of the Business as conducted by Buyer, including but not limited to communications networks, computers, phones and applications, (ii) such Transferred Employees shall be permitted to remain at the Relevant Premises and have such access, subject to Seller’s commercially reasonable restrictions, to such resources, and (iii) up to a maximum of three (3) employees of Buyer and/or its Affiliates (in addition to the Transferred Employees) shall be able to work at the Relevant Premises of Seller and/or its Affiliates and have such access, subject to Seller’s commercially reasonable restrictions, to such resources together with such Transferred Employees who remain on the Relevant Premises.  While on the Relevant Premises, Buyer and/or its Affiliates employees, including the Transferred Employees, will comply with Seller’s reasonable rules, policies, procedures and guidelines with respect to conduct, security, safety and similar matters existing as of the Closing at the Relevant Premises.

1.7 Insurance.  Seller and Buyer shall independently maintain in force the policies of insurance in the amounts set forth below, with terms and coverages reasonably acceptable to the other Party, including thirty (30) days’ written notice prior to the cancellation, termination or material change of any such insurance policy. Each party shall provide evidence of such policies to the other, upon its written request and upon each renewal of insurance during the term of this Agreement.

Workers Compensation Insurance	Statutory per jurisdictional law
Employers’ Liability Insurance	$1,000,000 per accident/disease (policy must contain an alternative employer endorsement such as WC 00 03 01 A and a waiver of subrogation in favor of the other party)
Commercial General Liability (“CGL”)	$5,000,000 per occurrence/aggregate (policy must include products and completed operations and a waiver of subrogation in favor of the other party)
Technology or Electronic Errors & Omissions Insurance	$5,000,000 per claim/aggregate
Employment Practices Liability Insurance	$5,000,000 per claim/aggregate (policy must contain an extension for third-party sexual harassment and discrimination)
Additionally, Buyer and Seller agree to maintain in force the policy of insurance in the amount set out below.
Automobile Liability Insurance	$1,000,000 per occurrence (policy must have SYMBOL 1 and a waiver of subrogation in favor of the other party)
Each of Seller and Buyer agree to include the other party as an additional insured on its own Commercial General Liability Insurance policy and its own Automobile Liability Insurance and provide evidence of such through a certificate of insurance. The foregoing insurance requirements and liability limits shall not limit nor qualify the liability of each party under this Agreement or the Asset Purchase Agreement.

2.	PAYMENTS

2.1 Services Fees.  Exhibit B sets forth, with respect to the Services, the fees to be charged pursuant to this Agreement (the “Service Fees”).

2.2 Invoicing and Payment.  Within thirty (30) days following the end of each calendar month during the term of this Agreement, each of Buyer and Seller shall, or shall cause, an invoice (an “Invoice”) to be delivered to the other setting forth the Service Fees for Services rendered hereunder during such month.  Such Invoice shall contain a summary description of the Services, the Service Fees for such Services and a listing of any third party charges included therein.  Buyer and Seller (as applicable) shall pay all amounts due under each applicable Invoice in the currency denominated by Buyer or Seller (as applicable) in such Invoice no later than thirty (30) days following receipt of an Invoice.  Every Invoice that is not paid when due shall bear interest from and after the date on which such Invoice first became overdue at an annual rate equal to ten percent (10%).  Buyer and Seller (as applicable) agrees to pay on demand all costs of collection, including reasonable attorneys’ fees, incurred by Buyer or Seller (as applicable) in collecting any such Invoice.

2.3 Taxes.  The fees payable by Buyer or Seller (as applicable) pursuant to this Section 2 shall be inclusive of any federal, state, municipal, or other U.S. or foreign government taxes, duties, excises, tariffs, fees, assessments or levies now or hereinafter imposed on the performance or delivery of Services.  Any taxes, duties, excises, tariffs, fees, assessments or levies imposed on the performance or delivery of Services hereunder shall be the responsibility of the Party receiving the Services.

2.4 Records.  In addition to the records, reports and statements required to be delivered pursuant to the SOWs, each of Seller and Buyer shall keep such full and adequate records as are necessary to determine the fees and expenses charged pursuant to this Section 2, and shall have reasonable access to such records of the other Party.

3.	CONFIDENTIALITY

3.1 Information Exchanges.  Subject to applicable law and good faith claims of privilege, each Party hereto shall provide the other Party with all information regarding itself and the transactions under this Agreement that the other Party reasonably believes are required to comply with all applicable laws, ordinances, regulations and codes in connection with the provision of Services pursuant to this Agreement.

3.2 Confidential Information.  Seller and Buyer shall hold in trust and maintain confidential all Confidential Information relating to the other Party.  “Confidential Information” shall mean all information disclosed by either Party to the other in connection with this Agreement (including but not limited to all information of Seller or its Affiliates or Buyer or its Affiliates (as applicable) that is stored or maintained on any server or other electronic storage device that is transferred (each a “Storage Device”) to, or utilized by, the other Party) whether orally, visually, in writing or in any other tangible form, and includes, but is not limited to, economic, scientific, technical, product and business data, business plans, and the similar information.  In addition, each Party shall delete any Confidential Information of the other Party that is not required in order to conduct the Business and that is stored, maintained or otherwise included in any Storage Device.  Confidential Information shall not include (i) information which becomes generally available to the public other than by disclosure in violation of the provisions of this Section 3.2, (ii) information which becomes available on a non-confidential basis to a Party from a source other than the other Party to this Agreement provided that the Party in question reasonably believes that such source is not or was not bound to hold such information confidential, (iii) information acquired or developed independently by a Party without violating this Section 3.2 or any other confidentiality agreement with the other Party, and (iv) information that any Party hereto reasonably believes it is required to disclose by law, provided that it first notifies the other Party hereto of such requirement and allows such Party a reasonable opportunity to seek a protective order or other appropriate remedy to prevent such disclosure.  Without prejudice to the rights and remedies of either Party to this Agreement, a Party disclosing any Confidential Information to the other Party in accordance with the provisions of this Agreement shall be entitled to seek equitable relief by way of an injunction if the other Party hereto breaches or threatens to breach any provision of this Section 3.2.

4.	TERM AND TERMINATION

4.1 Term.  Unless earlier terminated in accordance with Section 4.2 below, this Agreement shall be in effect from the date hereof until the earlier to occur of (i) 18 months following the Closing (as defined in the Asset Purchase Agreement) or (ii) termination of the last of the Services to be provided pursuant to this Agreement.

4.2 Termination.

(a) This Agreement may be terminated by either Party if the other Party (the “Defaulting Party”) has materially breached its obligations under this Agreement and if the Defaulting Party has not cured such default within ten (10) days following the date on which the other Party (the “Notifying Party”) has given written notice specifying the facts constituting the default.  Notwithstanding the foregoing sentence, this Agreement shall not be terminated due to a default by the Defaulting Party if such default is directly attributable to a breach of this Agreement by the Notifying Party.

(b) This Agreement may be terminated by Buyer at any time upon thirty (30) days prior written notice to Seller.  In addition, Buyer shall be permitted to terminate this Agreement with respect to any particular Service to be provided pursuant to this Agreement upon ten (10) days prior written notice to Seller.

(c) Upon termination of this Agreement for any reason or upon the expiration of this Agreement in accordance its terms, all rights and obligations of the Parties under this Agreement shall cease and be of no further force or effect, provided, however that (i) the provisions of Section 3.2, Section 4 and Section 5 of this Agreement and (ii) Buyer’s and Seller’s (as applicable) obligation to pay any Invoice for Services prior to any termination or expiration of this Agreement, in each case shall survive any such termination or expiration of this Agreement.

5.	GENERAL

5.1 Cooperation.

(a) To the extent permitted by law, Buyer and its Affiliates shall cooperate fully with Seller and its Affiliates in the defense or prosecution of any claims or actions which already have been brought, are currently pending, or which may be brought in the future against or on behalf of Seller or its Affiliates, whether before a state or federal court, any state or federal government agency, or a mediator or arbitrator.  Buyer’s and Buyer’s Affiliates full cooperation in connection with such claims or actions shall include, but not be limited to, making Buyer’s and its Affiliates’ officers, directors, employees, agents and other representatives available to meet with Seller’s counsel to prepare Seller’s claims or defenses, to prepare for trial or discovery or an administrative hearing or a mediation or arbitration and to act as a witness when requested by Seller at reasonable times designated by Seller.  Seller shall reimburse Buyer and its Affiliates for reasonably necessary and documented travel, food, and lodging expenses incurred by Buyer and its Affiliates for providing the services set forth in this Section 5.1(a).  Buyer shall notify Seller promptly in the event that Buyer or any of its Affiliates is served with a subpoena or in the event that Buyer or any of its Affiliates are requested to provide a third party with information concerning any actual or potential complaint or claim against Seller or its Affiliates.

(b) To the extent permitted by law, Seller and its Affiliates shall cooperate fully with Buyer and its Affiliates in the defense or prosecution of any claims or actions which already have been brought, are currently pending, or which may be brought in the future against or on behalf of Buyer or its Affiliates, whether before a state or federal court, any state or federal government agency, or a mediator or arbitrator.  Seller’s and Seller’s Affiliates full cooperation in connection with such claims or actions shall include, but not be limited to, making Seller’s and its Affiliates’ officers, directors, employees, agents and other representatives available to meet with Buyer’s counsel to prepare Buyer’s claims or defenses, to prepare for trial or discovery or an administrative hearing or a mediation or arbitration and to act as a witness when requested by Buyer at reasonable times designated by Buyer.  Buyer shall reimburse Seller and its Affiliates for reasonably necessary and documented travel, food, and lodging expenses incurred by Seller and its Affiliates for providing the services set forth in this Section 5.1(b).  Seller shall notify Buyer promptly in the event that Seller or any of its Affiliates is served with a subpoena or in the event that Seller or any of its Affiliates are requested to provide a third party with information concerning any actual or potential complaint or claim against Buyer or its Affiliates.

5.2 Assignment.  Neither Party shall assign any of its rights or obligations hereunder without the prior written consent of the other Party.   This Agreement shall be deemed to be for the benefit of Buyer and its Affiliates and Seller and its Affiliates (as applicable), and all rights of any Party under this Agreement may be exercised by any Affiliate of such Party.  This Agreement shall inure to the benefit of and be binding upon any successors or permitted assigns of the Parties.

5.3 Force Majeure.  No Party shall bear any responsibility or liability for any Damages arising out of any delay, inability to perform or interruption of its performance of its obligations under this Agreement due to any acts or omissions of the other Party or for events beyond its reasonable control including, without limitation, acts of God, acts of governmental authorities, acts of the public enemy or due to war, riot, flood, civil commotion, insurrection, labor difficulty, severe or adverse weather conditions, lack of or shortage of electrical power, malfunctions of equipment or software programs, or any other cause beyond the reasonable control of such Party.

5.4 Applicable Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York.  Each Party (a) submits to the jurisdiction of any state or federal court sitting in New York, New York in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court and (d) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement.  Each Party hereby waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of the other Party with respect thereto.  Either Party may make service on the other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 5.11.  Nothing in this Section 5.4, however, shall affect the right of either Party to serve legal process in any other manner permitted by law.

5.5 Relationship of the Parties.  The Parties shall for all purposes be considered independent contractors with respect to each other, and neither shall be considered an employee, employer, agent, principal, partner or joint venturer of the other.  Seller agrees that the employees of Seller or its Affiliates or subcontractors shall not be recognized as employees of Buyer, its Affiliates or subcontractors and shall solely be recognized as the employees of Seller or of an Affiliate or subcontractor of Seller and will receive no Buyer-sponsored benefits from Buyer where benefits include, but are not limited to, paid vacation, sick leave, group insurance and any pension related program or plan, including 401k participation or other similar programs, as applied in accordance with the local laws and customs of the relevant jurisdiction of Seller. Seller agrees to be solely liable for the conduct of its employees and shall require Affiliates and subcontractors of Seller to be liable for the conduct of their employees. Buyer agrees that the employees of Buyer or its Affiliates or subcontractors shall not be recognized as employees of Seller and shall solely be recognized as the employees of Buyer or of an Affiliate or subcontractor of Buyer and will receive no Seller-sponsored benefits from Seller where benefits include, but are not limited to, paid vacation, sick leave, group insurance and any pension related program or plan, including 401k participation or other similar programs, as applied in accordance with the local laws and customs of the relevant jurisdiction of Buyer.  Buyer agrees to be solely liable for the conduct of its employees and shall require Affiliates and subcontractors of Buyer to be liable for the conduct of their employees, in each case in connection with the transactions contemplated by this Agreement and the related SOWs. If a party’s employee or subcontractor is reclassified by a state or federal agency or court as an employee of the other party (the “Reclassified Employer”), such employee or subcontractor will become a reclassified employee and will receive no benefits from the Reclassified Employer, except those mandated by state or federal law, even if by the terms of the Reclassified Employer’s benefit plans or programs of the Reclassified Employer in effect at the time of such reclassification, such employees or subcontractors would otherwise be eligible for such benefits.  The provisions of this Section 5.5 shall not limit or alter either Party’s indemnification obligations pursuant to the Asset Purchase Agreement.

5.6 No Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns and their respective Affiliates.

5.7 Registration.  In the event that this Agreement is required to be registered with any governmental authority, Seller and Buyer shall use their respective commercially reasonable efforts to cause such registration to be made.

5.8 Precedence.  In the event of a conflict between this Agreement and any SOW, this Agreement shall control and supersede the conflicting terms contained in any such SOW, unless expressly stated otherwise in the SOW.   In the event of a conflict between this Agreement and the Asset Purchase Agreement or the Inventory Agreement, the Asset Purchase Agreement or the Inventory Agreement (as applicable) shall control.

5.9 Entire Agreement; Amendment.  This Agreement, the Asset Purchase Agreement and the Inventory Agreement constitute the entire agreement between Seller and Buyer with respect to the subject matter hereof.  This Agreement shall not be amended, altered or changed except by a written agreement signed by the Parties.

5.10 No Waiver.  No delay or omission on the part of either Party to this Agreement in requiring performance by the other Party or in exercising any right hereunder shall operate as a waiver of any provision hereof or of any right or rights hereunder; and the waiver, omission or delay in requiring performance or exercising any right hereunder on any one occasion shall not be construed as a bar to or waiver of such performance or right, or of any right or remedy under this Agreement, on any future occasion.

5.11 Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Buyer:	Copy to:
Hauppauge Digital, Inc. 91 Cabot Court Hauppauge, New York 11788	Certilman Balin Adler & Hyman, LLP 90 Merrick Avenue East Meadow, New York 11554
Facsimile: (631) 434-3198 Attention: Chief Executive Officer	Facsimile: (516) 296-7111 Attention: Steven J. Kuperschmid, Esq.
If to any Seller:	Copies to:
Avid Technology, Inc. Avid Technology Park One Park West Tewksbury, MA 01876	Wilmer Cutler Pickering Hale and Dorr LLP 1117 S. California Avenue Palo Alto, CA 94304 Facsimile: (650) 858-6100
Facsimile: (978) 640-3366 Attention: Legal Department	Attention: Rod J. Howard, Esq. and Joseph K. Wyatt, Esq.
Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.  Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

5.12  Section Headings; Definitions.  Section headings are for descriptive purposes only and shall not control or alter the meaning of this Agreement.  Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to them in the Asset Purchase Agreement.

5.13 Severability.  If any provision of this Agreement shall for any reason be held illegal or unenforceable, such provision shall be deemed separable from the remaining provisions of this Agreement and shall in no way affect or impair the validity or enforceability of the remaining provisions of this Agreement.

5.14 Incorporation of SOWs and Exhibits.  The SOWs identified in this Agreement are incorporated herein by reference and made a part hereof.

5.15 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

5.16 Facsimile Signature.  This Agreement may be executed by facsimile signature.

IN WITNESS WHEREOF, Seller and Buyer have duly executed this Transition Services Agreement as of the day and year first above written.

SELLER:	BUYER:
/s/ Ken Sexton	/s/ Ken Plotkin
Title: Chief Financial Officer	Title: Chief Executive Officer

SIGNATURE PAGE TO TRANSITION SERVICES AGREEMENT

EXHIBIT A-1

SERVICE SOW 01 – INFRASTRUCTURE AND SYSTEMS

EXHIBIT A-2

SERVICE SOW 02 – ORDER PROCESSING AND RELATED MATTERS

EXHIBIT A-3

SERVICE SOW 03 – SYSTEMS TRANSITION AND RELATED MATTERS

EXHIBIT B

SERVICE FEES